UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CREDIT ACCEPTANCE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

225310 10 1

(CUSIP Number)

September 12, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225310 10 1

1.	Names of Reporting Persons. John P. Neary, not individually but solely as a co-trustee of the Marital Trust U/A Donald A. Foss Trust January 16, 1981
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Michigan

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,152,797
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,152,797

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,152,797
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 9.0%*
12.	Type of Reporting Persons (See Instructions): IN

* The percentage is calculated based upon total outstanding shares of 12,822,201, as of July 25, 2023, as set forth in the Issuer’s Form 10-Q dated August 1, 2023.

Item 1. (a)	Name of Issuer: Credit Acceptance Corporation

Item 1. (b)	Address of Issuer's Principal Executive Offices: 25505 West Twelve Mile Road, Southfield, MI 48034-8339

Item 2. (a)	Name of Person Filing: John P. Neary

Item 2. (b)	Address of Principal Business Office or, if none, Residence: 101 W 14 Mile Road, Madison Heights, MI 48071

Item 2. (c)	Citizenship: John P. Neary is a citizen of the United States of America

Item 2. (d)	Title of Class of Securities: Common Stock

Item 2. (e)	CUSIP Number: 225310 10 1

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4. Ownership

Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.

Mr. Neary is the co-trustee of the Marital Trust U/A Donald A. Foss Trust January 16, 1981. Mr. Neary disclaims beneficial ownership of 1,152,797 the shares owned by such trust.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2023

/s/ John P. Neary
Name: John P. Neary, Co-Trustee